EXHIBIT 99.34

COMMENTS BY AUDITORS FOR UNITED STATES OF AMERICA READERS ON
CANADA – UNITED STATES REPORTING DIFFERENCES

Our audits of the consolidated financial statements referred to in our report dated March 12, 2004 relating to the consolidated financial statements of Gerdau Ameristeel Corporation, included audits of the Schedule of Differences Between Canadian and United States Generally Accepted Accounting Principles presented under Exhibit 99.32 of this Form 40-F. In our opinion, the information presented in the schedule is presented fairly, in all material respects, when read in conjunction with the related consolidated financial statements.

/s/PricewaterhouseCoopers LLP

Tampa, Florida
March 12, 2004